EXHIBIT 4.1

THIRD AMENDMENT TO ARMCO METALS HOLDINGS, INC.’S

AMENDED AND RESTATED

2009 STOCK INCENTIVE PLAN

Armco Metals Holdings, Inc. (the “Company”) previously approved and adopted the Amended and Restated 2009 Stock Incentive Plan (the “Plan”) to promote the success and enhance the value of the Company by linking the personal interests of the Plan’s participants to those of the Company’s stockholders and by providing such individuals with an incentive for outstanding performance in order to help grow the Company and to generate superior returns to its shareholders. By this Amendment, the Company desires to amend the Plan to increase the number of shares available under the Plan.

1.     Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Plan.

2.     The effective date of this Amendment to the Plan shall be November 17, 2014, upon the stockholders’ approval.

3.     Section 4.1 of the Plan is amended and restated in its entirety as follows:

4.1     Number of Shares Available for Awards

“Subject to adjustment as provided in Section 17 hereof, the number of shares of Stock available for issuance under the Plan shall be no greater than 11,200,000 shares of Stock, all of which may be granted as Incentive Stock Options. Stock issued or to be issued under the Plan shall be authorized but unissued shares; or, to the extent permitted by applicable law, issued shares that have been reacquired by the Company.”

4.     This Amendment shall amend only the provisions of the Plan as set forth herein. Those provisions of the Plan not expressly amended hereby shall be considered in full force and effect.

IN WITNESS WHEREOF, the Company has caused this Amendment to be executed by its duly authorized representative on this 17th day of November, 2014.

Armco Metals Holdings, Inc.
By: /s/ Kexuan Yao
Kexuan Yao, Chief Executive Officer